February 11, 2010

By Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, D.C.  20549-4561
Attn:  Kathleen Collins

Re:	Phase Forward Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 000-50839

Dear Ms. Collins:

This letter is being furnished on behalf of Phase Forward Incorporated (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated January 29, 2010 (the “Letter”) to Christopher Menard, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) that was filed with the Commission on February 27, 2009.

The response set forth below has been organized in the same manner in which the Commission’s comments were organized.  A copy of this letter is being sent under separate cover to Melissa Feider of the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 60

1.                                      Your response to prior comment 3 does not address why you believe you do not need to quantify the potential loss for a 10% unfavorable movement in foreign currency exchange rates for pursuant to Item 305(a)(ii)(A) of Regulation S-K.  Instruction 3(E) to paragraph 305 (a) indicates that the aggregate potential loss calculated in the foreign currency sensitivity analysis should be reported.  Please confirm if you will disclose this information in future filings.  If not, please provide us with your analysis to support why you believe you do not need to disclose this information.

RESPONSE:  The Company advises the Staff that in future filings, starting with its Fiscal 2009 10-K, it will disclose the aggregate potential loss calculated in its sensitivity analysis.

*     *     *     *     *

In connection with the foregoing, the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the enclosed matters, please contact me at (781) 890-7878 or by facsimile at (781) 890-4848.

Very truly yours,

/s/ Christopher Menard
Christopher Menard
Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer

/Enclosures

cc:           Robert Weiler, President, Chief Executive Officer and Chairman

D. Ari Buchler, Senior Vice President and General Counsel

John M. Mutkoski, Esq.